# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Atlas Energy Solutions Inc., CIK 0001984060
CUSIP: 642045108
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 5918 WEST COURTYARD DRIVE, SUITE 500, Austin, Texas (TX), 78730
Date of event which requires filing of this statement: 12/15/2025
Amends the filing with accession number 0001193125-23-235719
Filed by CIK 0001065833
Persons authorized to receive notices and communications: Amundsen Davis, LLC, Eric M. Fogel / J. Victor Peterson, 150 N. Michigan Avenue, Suite 3300, Chicago, Illinois (IL), 60601, 312-894-3200

## Reporting persons
- Gregory M. Shepard (CIK 0001065833): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 7,651,210; shared voting power 0; sole dispositive power 7,651,210; shared dispositive power 0; aggregate amount beneficially owned 7,651,210 (6.19% of the class)
  Comment: Percent of Class Represented is based on a total of 123,691,077 outstanding shares of Common Stock, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2025, filed on November 4, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: Atlas Energy Solutions Inc.
Address of issuer's principal executive offices: 5918 WEST COURTYARD DRIVE, SUITE 500, Austin, Texas (TX), 78730

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby further amended to add the following as new final paragraphs therein:

On December 15, 2025, the Reporting Person entered into a multi-tranche, prepaid variable share forward sale transaction pursuant to a Stock Purchase Agreement (the "Agreement") entered into among the Reporting Person and UBS SECURITIES LLC and UBS FINANCIAL SERVICES INC., each as agents and UBS AG, STAMFORD BRANCH ("Buyer") relating to an aggregate of 850,000 shares of common stock of the Issuer, par value $0.01 per share ("Common Stock") and obligating the Reporting Person to deliver to the Buyer up to an aggregate of 850,000 shares of Common Stock (or, at the Reporting Person's election, under certain circumstances, an equivalent amount of cash) to settle each tranche of the Agreement. The Reporting Person received a cash payment of $7,036,804. The transaction maturity dates are January 11-25, 2027, with each maturity date representing a tranche. Pursuant to a Pledge Agreement, the Reporting Person pledged 850,000 shares of Common Stock (the "Pledged Shares") to secure its obligations under the Agreement, and retained voting and ordinary dividend rights in the Pledged Shares during the term of the pledge (and thereafter if the Reporting Person settles the Agreement in cash). Under the Agreement, on the first business day immediately following the maturity date for each tranche, the Reporting Person agrees to deliver to Buyer a number of shares of unrestricted stock (or an equivalent amount of cash, if cash settled) equal to the product of (A) the number of shares in such tranche and (B) (i) if the closing price per share of Common Stock on the maturity date (the "Settlement Price") is less than $11.90 ("Cap Level") but greater than $8.63 ("Floor Level"), a ratio equal to the Floor Level divided by the Settlement Price, (ii) if the Settlement Price is equal to or greater than the Cap Level, a ratio equal to a fraction with a numerator equal to the sum of (1) the Floor Level and (2) the excess, if any, of the Settlement Price over the Cap Level, and a denominator equal to the Settlement Price, and (iii) if the Settlement Price is equal to or less than the Floor Level, one (1).

## Signatures
- Gregory M. Shepard: /s/ Gregory M. Shepard, Gregory M. Shepard (12/17/2025)